UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Acquisition of Shares of Tbroad Nowon

On April 26, 2019, SK Telecom Co., Ltd. (the “Company”) entered into a share purchase agreement (the “Agreement”) with Tbroad Co., Ltd., the largest shareholder of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”), pursuant to which the Company will acquire shares of Tbroad Nowon.

1. Details of Tbroad Nowon	Company Name	Tbroad Nowon Broadcasting Co., Ltd.
	Country of Incorporation	Republic of Korea	Representative	Shinwoong Kang
	Share Capital (Won)	5,700,000,000	Relationship to Company	—
	Total Number of Issued Shares	1,140,000	Principal Business	Fixed-line, satellite and other broadcasting

2. Details of Acquisition	Number of Shares to be Acquired			627,000
	Acquisition Consideration (Won)			10,420,740,000
	Company’s Total Shareholders’ Equity (Won)			22,349,250,355,012
	Ratio of Acquisition Amount to the Company’s Total Shareholders’ Equity as of December 31, 2018			0.05%

3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held			627,000
	Shareholding Ratio			55.00%

4. Acquisition Method		Cash

5. Purpose of Acquisition		To strengthen the competitiveness of the Company’s media business.

6. Scheduled Acquisition Date		November 7, 2019

7. Date of Agreement		April 26, 2019

8. Put Options or Other Agreements		None

9. Other Important Matters Relating to Investment Decision

•  The acquisition consideration in Item 2 above may be subject to change depending on the results of the Company’s due diligence after the date of the Agreement.

•  The scheduled acquisition date in Item 6 above refers to the scheduled date of payment of the acquisition consideration.

•  The above matters and timetable may change subject to discussions with, or approvals by, relevant authorities or by agreement between the parties.

Summary Financial Information of Tbroad Nowon (Unit: in millions of Won)

As of or for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Profit for the Year
2018	20,340	1,393	18,947	5,700	9,498	1,052
2017	18,767	1,271	17,496	5,700	9,906	541
2016	18,062	1,107	16,955	5,700	10,200	45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jeong Hwan Choi
(Signature)
Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: April 26, 2019

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